N E W S R E L E A S E

January 29, 2014

Nevsun 2014 Outlook and Production Guidance

2014 OBJECTIVES

  Maintain industry leading safety performance at Bisha operations
  Execute on social and environmental commitments
  Produce 180 to 200 million pounds of copper
  Achieve C1 cash costs in industry lowest quartile
  Publish increased resource and reaffirm reserve estimate
  Execute regional exploration program
  Push forward with zinc expansion
  Continue paying peer leading dividends, now quarterly

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) today announces its 2014 outlook for planned copper production from the Bisha Mine in Eritrea. The Bisha Mine, operated by Nevsun’s sixty percent owned subsidiary Bisha Mining Share Company (BMSC) is one of the highest grade open pit base metal deposits in the world and has a mine life in excess of 11 years.

Cliff Davis, Nevsun’s CEO commented, “Following our successful transition to copper production in 2013, Nevsun looks forward to strong free cash flow and earnings from Bisha in 2014. For growth, we will continue to expand Bisha resources through generative exploration programs in 2014 and to actively evaluate potential acquisition opportunities.”

Corporate Social Responsibility

Nevsun expects that BMSC will maintain top quartile safety performance at its Bisha operations and work towards maintaining lost time injury rates that are less than North American mining industry average. Nevsun expects that BMSC will continue to enhance corporate social responsibility program initiatives to reflect evolving international standards.

Copper Production Guidance

BMSC plans to produce between 180 and 200 million pounds of copper in concentrate in 2014 through processing of approximately 2,100,000 tonnes of ore from Bisha Main pit averaging about 4.6 percent copper feed grade.  With such high grade ore, the C1 cash cost of producing a tonne of concentrate will be in the lowest quartile worldwide. Based on the mine plan, the copper will be contained in approximately 280,000 tonnes of concentrate, at approximately 30 percent copper grade. Continued plant optimisation and increased transport logistical efficiency will remain top priorities.

Stockpiled Materials

In addition to the above copper production, the Company has considerable additional value held in stockpiles to be monetized. This includes 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content that it intends to blend with its regular copper concentrate so as to heighten the value of the combined product. The Company has also mined and stockpiled over 100,000 tonnes of oxide ore at over 6 g/t Au containing over 20,000 ounces of gold, and 200,000 tonnes of pyrite sand ore that contains approximately 55,000 ounces of gold with significant silver content. The Company is exploring alternative methods and timing to best monetize these stockpiles.

Resource and Reserve Update

As a result of its successful exploration program in the past year, in mid February the Company plans to announce revised estimates for mineral resources and reserves. Reserves and resources will be on the Bisha and Harena mining licenses and resources will also include the Northwest and the Hambok deposits. The estimates will include results from the extensive 2013 drilling campaign, as announced during the past number of months.

Exploration Plans

Nevsun intends to expand its exploration effort over the coming year with active drilling occurring in and around the Bisha Mine, on the Harena Mine License and on the Mogoraib River Exploration License. Numerous untested geophysical targets remain on these properties and both the Bisha and Harena deposits have not been fully defined by historical drilling.  Several new targets will be evaluated on the Mogoraib License and in addition to efforts to expand the existing historical resource at Hambok, high potential targets along the Hambok trend and other new areas will be also be tested.

Zinc Expansion Project

BMSC will advance its zinc expansion project through 2014, with a target start-up in Q4 2015.  As of the date of this news release, the EPCM contractor has been appointed, initial commitments for long-lead item civil works have been made and detailed design has commenced. Capital cost for the zinc project will be more closely estimated during H1 2014.

Dividends

Effective March 31, 2014, the Company will increase the frequency of dividends so as to pay quarterly instead of semi-annually. The current $0.14 annualized dividend is expected to be paid at $0.035 per share each quarter, for holders of record on the last trading day of each quarter, payable on or about the 15th day of the following month.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company’s continuing operations in Eritrea including but not limited to future gold and copper production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) the Company is unable to effectively manage the sulphide rich reactive ground as it affects blasting and continuous ore supply, (xi) the Company experiences a failure of drilling, processing and mining equipment, or (xii) the Company is unable to achieve transport logistical efficiencies in the transportation of copper concentrate from the mine site to port, and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com